

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 15, 2013

<u>Via E-mail</u>
Mr. John D. Chandler
Chief Financial Officer
Magellan Midstream Partners, L.P.
One Williams Center, P.O. Box 22186
Tulsa, Oklahoma 74121-2186

> **Re: Magellan Midstream Partners, L.P.**
> **Form 10-K for the Fiscal Year ended December 31, 2012**
> **Filed February 22, 2013**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed February 25, 2013**
> **File No. 1-16335**

Dear Mr. Chandler:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for the Fiscal Year ended December 31, 2012</u>

<u>Management's Discussion and Analysis, page 35</u>

<u>Non-GAAP Measures, page 43</u>

1. We note that you identify several derivative related adjustments in your presentation of the non-GAAP measures of Adjusted EBITDA and Distributable Cash Flow. Tell us your objectives for including these adjustments in your reconciliation, show how these correspond to the commodity derivative gains and losses reported in Note 6 on page 81 and Note 12 on page 90, and explain why you believe such adjustments make your non-GAAP measures meaningful. If you are intending to reflect all current period settlements

of derivatives in your non-GAAP measures, whether hedged or un-hedged, then also clarify the extent to which your adjustments yield derivative related amounts that do not precisely equate to the cumulative gains and losses recognized under GAAP since acquiring these derivatives, and regardless of whether they were hedged or un-hedged. For example, quantify the extent to which your non-GAAP measures reflect recovery of costs previously incurred in acquiring or modifying your derivatives.

2.   Please expand your disclosure to explain how reconciling adjustments of maintenance capital expenditures made in deriving your non-GAAP measure of Distributable Cash Flow were calculated. It should be clear how these amounts correlate with your historical cash flows and how the funds have been used - please identify the projects involved, and describe the benefits realized. It should also be clear how you differentiate between maintenance capital expenditures and all other capital expenditures - please disclose the reasons you believe this is a meaningful effort, with details sufficient to understand their significance.

Liquidity and Capital Resources, page 44

3.   We note you disclose on page 45 that you paid cash distributions of $404 million, $351 million, and $319 million to your unit holders during 2012, 2011 and 2010, and although you had obtained $249 million, $261 million, and $299 million during these years under various debt arrangements, you show significantly larger measures of Distributable Cash Flow on page 43, amounting to $539.8 million, $460.5 million, and $399.8 million for 2012, 2011, and 2010. Please expand your disclosure to clarify the extent to which you have relied on financing through debt to make distributions; discuss your cash distribution requirements and plans, and describe any reasonably likely material impact that these might have on your future liquidity to comply with Regulation S-K Item 303(a)(1).

4.   Please expand your disclosure to also include a tabular reconciliation of your measures of non-GAAP Distributable Cash Flow to actual distributions, with explanation about the nature of and reasons for all reconciling items.

Note 2 – Summary of Significant Accounting Policies, page 71

Goodwill and Other Intangible Assets, page 72

5.   Please expand your disclosure to clarify why you believe the use of 11 times earnings before interest, taxes and depreciation and amortization multiple for terminal value is a reasonable assumption in your goodwill impairment analysis.

<u>Deferred Transportation Revenues and Costs, page 75</u>

6.   Please expand your disclosure to describe the nature of the judgments and assumptions referenced and clarify how these are utilized in the determination of deferred revenues and costs, in conjunction with the discrete measures of product volumes you compute.

<u>Form 10-Q for the Fiscal Quarter ended June 30, 2013</u>

<u>General</u>

7.   Please revise the accounting and disclosure in your interim reports as necessary to address all applicable comments written on your annual report.

<u>Definitive Proxy Statement on Schedule 14A</u>

<u>Transactions with Related Persons, Promoters and Certain Control Persons, page 26</u>

8.   Please provide your analysis as to how you have provided the information required by Item 404 of Regulation S-K. In this regard, we note your disclosure under Note 10 to your financial statements at page 88 of your Form 10-K for the Fiscal Year ended December 31, 2012.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

　　　　You may contact Lily Dang at (202) 551-3867 or Karl Hiller, Branch Chief, at (202) 551-3686 if you have questions regarding comments on the financial statements and related matters. Please contact Angie Kim at (202) 551-3535 or me at (202) 551-3745 with any other questions.

　　　　　　　　　　Sincerely,

　　　　　　　　　　/s/ Karl Hiller *for*

　　　　　　　　　　H. Roger Schwall
　　　　　　　　　　Assistant Director